ALCANTARA BRANDS CORPORATION

1101 E. TROPICANA AVE., SUITE 2118, LAS VEGAS, NV 89119

April 17, 2008

Carmen Moncada-Terry

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

RE:	Alcantara Brands Corporation
Registration Statement on Form S-1 (Filed on 4/7/08)
File No. 333-149804

Dear Ms. Moncada-Terry:

Alcantara Brands Corporation, hereby requests acceleration of effectiveness of the above referenced S-1 Registration Statement in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 10:00 A.M. EST on Monday, April 21, 2008.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify us upon effectiveness of the Registration at the fax number (949) 258-5112.

Thank you for your assistance.

Sincerely,

/s/Carlos T. Alcantara

Carlos T. Alcantara, President